UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

DIGIRAD CORPORATION.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
253827109
(CUSIP Number)
November 25, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	253827109

1	NAMES OF REPORTING PERSONS Exis Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,049,900

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,049,900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,049,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	253827109

1	NAMES OF REPORTING PERSONS Adam D. Sender

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,049,900

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,049,900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,049,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	253827109
SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”), relating to shares of Common Stock, par value $0.0001 per share (the “Shares”) of DIGIRAD CORPORATION, a Delaware corporation (the “Issuer”) is being filed with the Securities and Exchange Commission on behalf of (i) Exis Capital Management, Inc., a Delaware corporation (“Exis”); and (ii) Mr. Adam D. Sender a sole shareholder of Exis (“Mr. Sender” and together with Exis, the “Reporting Persons”).

Item 1(a)	Name of Issuer.

DIGIRAD CORPORATION

Item 1(b)	Address of Issuer’s Principal Executive Offices.

13950 STOWE DRIVE POWAY CA 92064

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.
(a) This filing is made on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i) Exis Capital Management, Inc. (“Exis”); and
(ii) Mr. Adam D. Sender (“Mr. Sender”)
(b) The address of the principal business offices of each of the Reporting Persons is 270 Lafayette Street, Suite 1101, New York, NY 10012.
(c) Exis, a Delaware corporation, serves as investment manager of a master fund investment vehicle for investments by a Delaware limited partnership and a Cayman Islands exempted company, as well as certain managed accounts (collectively, the “Exis Investment Vehicles”). Mr. Sender, a U.S. citizen, is the sole shareholder of Exis.

Item 2(d)	Title of Class of Securities.

common stock, par value $0.0001 (the “Common Stock”)

Item 2(e)	CUSIP Number.

253827109

CUSIP No.	253827109

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
Exis
(a)	Exis may be deemed to be a beneficial owner of 1,049,900 shares of Common Stock as a result of serving as the investment manager to the Exis Investment Vehicles.

(b)
Exis may be deemed the beneficial owner of 5.5%, of the outstanding shares of Common Stock, which such percentage is determined by dividing the aggregate number of shares of Common Stock beneficially held by 18,975,081, the number of shares of Common Stock issued and outstanding according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 10, 2009.

(c)	Number of Shares as to which Walrus has:
(i)	Sole power to vote or direct the vote 0.

(ii)	Shared power to vote or to direct the vote 1,049,900.

(iii)	Sole power to dispose or direct the disposition of 0.

(iv)	Shared power to dispose or direct the disposition of 1,049,900.
Mr. Sender
(a)	Mr. Sender may be deemed to be a beneficial owner of 1,049,900 shares of Common Stock as a result of being the sole shareholder of Exis.

(b)
Mr. Sender is the beneficial owner of 5.5% of the outstanding shares of Common Stock, which such percentage is determined by dividing the aggregate number of shares of Common Stock beneficially held by 18,975,081, the number of shares of Common Stock issued and outstanding according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 10, 2009.

(c)	Number of Shares as to which Walrus has:
(i)	Sole power to vote or direct the vote 0.

(ii)	Shared power to vote or to direct the vote 1,049,900.

(iii)	Sole power to dispose or direct the disposition of 0.

(iv)	Shared power to dispose or direct the disposition of 1,049,900.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

CUSIP No.	253827109

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	253827109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 8, 2009.

EXIS CAPITAL MANAGEMENT, INC.
By:	/s/ Adam D. Sender
	Name:	Adam D. Sender
	Title:	Sole Shareholder

ADAM D. SENDER
/s/ Adam D. Sender

CUSIP No.	253827109

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of DIGIRAD CORPORATION, a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of December 8, 2009.

EXIS CAPITAL MANAGEMENT, INC.
By:	/s/ Adam D. Sender
	Name:	Adam D. Sender
	Title:	Sole Shareholder

ADAM D. SENDER
/s/ Adam D. Sender